UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 333-226308

ZETA NETWORK GROUP

(Translation of registrant’s name into English)

14 Wall Street, 20th Floor

New York, NY 10005

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Announcement of Notice Convening Extraordinary General Meeting on January 22, 2026

On January 12, 2026, Zeta Network Group (the “Company”) sent a Notice of Extraordinary General Meeting (the “Notice”) to be held on January 22, 2026, at 9:00 am local time #3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China (8:00 pm Eastern time on January 21, 2026) for the purposes of considering and, if thought fit, passing the following shareholders’ resolutions:

Resolution 1:

RESOLVED AS AN ORDINARY RESOLUTION, that the reverse share split and share consolidation of the Company’s authorised and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorised and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio, and the authorised share capital of the Company shall be altered (assuming an Approved Consolidation Ratio of 1:100) from USD$32,000,000 divided into 11,200,000,000 Class A Ordinary shares with a nominal or par value of USD$0.0025 each and 1,600,000,000 Class B Ordinary shares with a nominal or par value of USD$0.0025 each to US$32,000,000.00 divided into as low as 112,000,000 Class A Ordinary Shares of a nominal or par value of USD$0.25 each and 16,000,000 Class B Ordinary Shares of a nominal or par value of USD$0.25 each, be and is hereby approved in all respects;

Resolution 2:

RESOLVED AS AN ORDINARY RESOLUTION, that, subject to the approval and implementation of the Reverse Share Split and Share Consolidation, the share sub-division of the Company’s authorised and issued share capital, at a ratio to be determined by the Board following their determination of the Approved Consolidation Ratio (the “Approved Sub-Division Ratio”), at a date to be determined by the Board, such that the number of authorised and issued Class A Ordinary Shares and Class B Ordinary Shares is increased by the Approved Sub-Division Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share decreased by the Approved Sub-Division Ratio, and the authorised share capital of the Company shall be altered (assuming an Approved Consolidation Ratio of 1:100) from US$32,000,000 divided into 112,000,000 Class A Ordinary Shares of a nominal or par value of USD$0.25 each and 16,000,000 Class B Ordinary Shares of a nominal or par value of USD$0.25 each to US$32,000,000 divided into 700,000,000 Class A Ordinary Shares of a nominal or par value of USD$0.04 each and 100,000,000 Class B Ordinary Shares of a nominal or par value of USD$0.04 each, be and is hereby approved in all respects;

Resolution 3:

RESOLVED AS A SPECIAL RESOLUTION, that, subject to the approval and implementation of the Reverse Share Split and Share Consolidation, the Eighth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached hereto as Exhibit 99.2 , subject to adjustment solely in respect of the final Approved Consolidation Ratio, be adopted in substitution for, and to the exclusion of, the existing Seventh Amended and Restated Memorandum and Articles of Association of the Company to reflect the alteration of the authorised share capital of the Company as a result of the Reverse Share Split and Share Consolidation, be and is hereby approved in all respects;

Explanation regarding Resolution 3: The proposed changes to the Amended and Restated Memorandum and Articles of Association of the Company are limited to a change to reflect the Approved Consolidation Ratio as contemplated by Resolution #1, above.

Resolution 4:

RESOLVED AS A SPECIAL RESOLUTION, that, subject to the approval and implementation of the Reverse Share Split and Share Consolidation and Share Sub Division, the Ninth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached hereto as Exhibit 99.3, subject to adjustment solely in respect of the final Approved Sub Division Ratio, be adopted in substitution for, and to the exclusion of, the existing Eighth Amended and Restated Memorandum and Articles of Association of the Company to reflect the alteration of the authorised share capital of the Company as a result of the Reverse Share Split and Share Consolidation and the Share Sub Division, be and is hereby approved in all respects;

Explanation regarding Resolution 4: The proposed changes to the Amended and Restated Memorandum and Articles of Association of the Company are limited to a change to reflect the Approved Sub-Division Ratio as contemplated by Resolution #2, above.

Resolution 5:

RESOLVED AS AN ORDINARY RESOLUTION, that the Company’s 2026 Equity Incentive Plan be and is hereby approved in all respects in substantially the form which is attached hereto as Exhibit 99.4 and that 26,695,000 Class A Ordinary Shares be and are hereby reserved for issuance under the 2026 Equity Incentive Plan; and

Resolution 6:

RESOLVED AS AN ORDINARY RESOLUTION, that the adjournment of the Extraordinary General Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the notice of meeting is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Extraordinary General Meeting, be and is hereby approved in all respects.

The directors of the Company have unanimously recommended that such resolutions be approved and adopted by the shareholders of the Company.

A copy of the Notice is attached hereto as Exhibit 99.1 and a copy of the proposed Eighth Amended and Restated Memorandum and Articles of Association and Ninth Amended and Restated Memorandum and Articles of Association of the Company are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and such exhibits are incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-292327) and Registration Statement on Form S-8 (File No. 333-289850).

Exhibits

Exhibit Number	Exhibit Description
99.1	Notice of Extraordinary General Meeting of the Company and Proxy Card.
99.2	Eighth Amended and Restated Memorandum and Articles of Association.
99.3	Ninth Amended and Restated Memorandum and Articles of Association.
99.4	2026 Equity Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ZETA NETWORK GROUP
(Registrant)

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer and Director

Date: January 12, 2026

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